Exhibit 99.1

Seanergy Maritime Announces Profitable Sale of a Capesize
Vessel and Expiration of Class E Warrants

September 30, 2025 - Glyfada, Greece – Seanergy Maritime Holdings Corp. (NASDAQ: SHIP) (the “Company” or “Seanergy”) announced that it has successfully completed the strategic sale of its Capesize vessel, M/V Geniuship, further optimizing its fleet and enhancing liquidity.

The Company also reported the expiration of its Class E warrants on August 20, 2025. Upon the expiration of these warrants, Seanergy has no outstanding warrants or other convertible securities.

Sale of M/V Geniuship

The M/V Geniuship was a 170,057 dwt Capesize bulker, built in 2010 by Sungdong SB in South Korea, which was acquired by Seanergy in 2015. The vessel was sold for a gross price of approximately $21.6 million to an unaffiliated buyer. The delivery was completed successfully on September 10, 2025. The transaction generated net cash proceeds of approximately $12.0 million and is expected to result in an accounting profit of around $2.5 million, which will be recorded on Seanergy’s third quarter financial results.

Expiration of Class E Warrants

The Class E warrants were issued on August 20, 2020, with a five-year term and an exercise price as of the expiration date of $3.98 per share. Following warrant exercises and a tender offer by Seanergy to repurchase warrants in January 2023, Class E warrants to purchase 57,225 common shares remained outstanding as of their expiration date. As of August 20, 2025, the remaining Class E warrants terminated.

Following the expiration of the Class E Warrants and the prior expiration of the Class D warrants in April 2025, Seanergy has no outstanding warrants.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“We are pleased to announce the well-timed sale of our 15-year-old M/V Geniuship, that takes advantage of the favorable valuation environment in the sector. The sale was concluded prior to her upcoming dry-docking, resulting in significant capex savings for Seanergy. Moreover, the approximately $12.0 million net cash sale proceeds after the repayment of the underlying loan strengthened our liquidity position.

“This proactive sale aligns perfectly with our fleet renewal strategy and enhances both our liquidity position and earnings profile.

“The expiration of the Class E warrants along with the prior expiration of the Class D warrants this past April completes the streamlining of our capital structure and removes a longstanding overhang. This is a final step in eliminating legacy dilution risks from outstanding convertible securities and enabling cleaner value recognition for our shareholders.

“With a focused Capesize platform, no outstanding warrants, and a disciplined growth path, we are positioned to capture further upside as market fundamentals strengthen and maximize returns for our shareholders.”

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a prominent pure-play Capesize shipping company publicly listed in the U.S. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company’s operating fleet consists of 20 vessels (2 Newcastlemax and 18 Capesize) with an average age of approximately 14.3 years and an aggregate cargo carrying capacity of approximately 3,633,861 dwt.

The Company is incorporated in the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our Company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to the declaration of dividends, market trends and shareholder returns. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from trade disputes or war (or threatened war) or international hostilities, such as between Israel and Hamas or Iran, China and Taiwan and between Russia and Ukraine; risks associated with the length and severity of pandemics, including their effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
Email: seanergy@capitallink.com